Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-227357

October 17, 2018

Osmotica Pharmaceuticals plc Announces Pricing of Initial Public Offering

Bridgewater, NJ, October 17, 2018 — Osmotica Pharmaceuticals plc, a fully integrated biopharmaceutical company, today announced the pricing of its initial public offering of 6,650,000 ordinary shares at a public offering price of $7.00 per share. In addition, Osmotica Pharmaceuticals plc has granted the underwriters a 30-day option to purchase up to 997,500 additional ordinary shares at the initial public offering price. The shares are scheduled to begin trading on the NASDAQ Global Select Market on October 18, 2018 under the ticker symbol “OSMT.”

Jefferies, Barclays, RBC Capital Markets and Wells Fargo Securities acted as joint lead book-running managers for the offering.

In addition to the ordinary shares sold in the initial public offering, Osmotica Pharmaceuticals plc has agreed to sell, in a private placement, 2,014,285 ordinary shares at the initial public offering price to certain existing shareholders, including investment funds affiliated with Avista Capital Partners and Altchem Limited. The sale of the ordinary shares in the private placement will not be registered under the Securities Act of 1933, as amended, and such shares will be subject to a customary 180-day lock-up agreement with the representatives of the underwriters.

A registration statement relating to these securities was filed with, and was declared effective by, the Securities and Exchange Commission. This offering was made only by means of a written prospectus forming part of the effective registration statement. When available, a copy of the final prospectus relating to the offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, Telephone: 877-547-6340, Email: Prospectus_Department@Jefferies.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: (888) 603-5847 or email: Barclaysprospectus@broadridge.com; or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Telephone: 877-822-4089 or email: equityprospectus@rbccm.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Osmotica Pharmaceuticals plc

Osmotica Pharmaceuticals plc is a fully integrated biopharmaceutical company focused on the development and commercialization of specialty products that target markets with underserved patient populations. Our diversified product portfolio in the specialty neurology and women’s health space, together with our non-promoted complex formulations of generic drugs, form the foundation of our unwavering commitment to improve patients’ lives.

Osmotica has a late-stage development pipeline highlighted by two NDA candidates in Phase III clinical trials: Arbaclofen ER (extended-release) tablets for muscle spasticity in multiple sclerosis patients and RVL-1201 (oxymetazoline hydrochloride ophthalmic solution, 0.1%) for the treatment of blepharoptosis, or droopy eyelid.

Osmotica has principal operations located in the United States, Argentina, and Hungary.

Investor and Media Relations for Osmotica Pharmaceuticals plc

Lisa M. Wilson

In-Site Communications, Inc.

T: 212-452-2793

E: lwilson@insitecony.com